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As filed with the Securities and Exchange Commission on March 12, 2010

Registration No. 333-161770

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Post-Effective Amendment No. 1
to

FORM S-1
on FORM S-3
REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

GEORGIA GULF CORPORATION
(Exact name of registrant as specified in its charter)

Delaware (State or other jurisdiction of incorporation or organization)	58-1563799 (I.R.S. Employer Identification Number)

115 Perimeter Center Place, Suite 460, Atlanta, Georgia 30346
(770) 395-4500
(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

Joel I. Beerman, Esq.
Vice President, General Counsel and Secretary
Georgia Gulf Corporation
115 Perimeter Center Place, Suite 460
Atlanta, Georgia 30346
(770) 395-4500

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Lisa A. Stater, Esq.
Jones Day
1420 Peachtree Street, N.E.
Suite 800
Atlanta, Georgia 30309-3053
(404) 581-8255

Approximate date of commencement of proposed sale to the public:
From time to time after the effective date of this registration statement.

          If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. ☐

          If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. ☒

          If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

          If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

          If this Form is a registration statement pursuant to General Instruction I.D. or a post-effective amendment thereto that shall become effective upon filing with the Commission pursuant to Rule 462(e) under the Securities Act, check the following box. ☐

          If this Form is a post-effective amendment to a registration statement filed pursuant to General Instruction I.D. filed to register additional securities or additional classes of securities pursuant to Rule 413(b) under the Securities Act, check the following box. ☐

          Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒	Smaller reporting company ☐

          The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this registration statement shall become effective on such date as the Securities and Exchange Commission acting pursuant to said Section 8(a), may determine.

 EXPLANATORY NOTE

        This Post-Effective Amendment No. 1 to the Form S-1 registration statement on Form S-3 (Registration No. 333-161770) previously filed with, and declared effective by, the Securities and Exchange Commission (the "Registration Statement") is being filed to convert the Registration Statement into a Registration Statement on Form S-3.

        All filing fees payable in connection with the registration of the shares of the common stock covered by the Registration Statement were paid by the registrant at the time of the filing of the Form S-1.

The information in this prospectus is not complete and may be changed. The selling stockholders may not sell these securities until the Registration Statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and is not soliciting offers to buy these securities in any state where the offer or sale is not permitted.

Subject to Completion Dated March 12, 2010

PROSPECTUS

21,814,185 Shares of Common Stock

of

GEORGIA GULF CORPORATION

        This prospectus relates to up to 21,814,185 shares of our common stock that may be offered for sale by the stockholders named in this prospectus or a prospectus supplement. The selling stockholders may offer the shares from time to time directly or, alternatively, through underwriters, broker-dealers or agents. The shares may be sold in one or more transactions at fixed prices, at prevailing market prices at the time of sale, at varying prices determined at the time of sale, or at a negotiated price. The sales may be effected in transactions (which may involve block transactions) on any national securities exchange or quotation service on which the common stock may be listed or quoted at the time of sale, in the over-the-counter market, in transactions otherwise than on such exchanges or services or in the over-the-counter market, through the writing of options or by any other method described herein. See "Plan of Distribution" and "Selling Stockholders."

        We will not receive any proceeds from the sale of the shares.

        We will pay all expenses associated with the registration of the shares. The selling stockholders will pay underwriting discounts, commissions and transfer taxes, if any, relating to their sale or disposition of the shares.

        Our common stock is listed on the New York Stock Exchange (the "NYSE") under the symbol "GGC." The last reported sale price of our common stock on the NYSE on March 11, 2010 was $17.00 per share.

        Investing in our common stock involves a high degree of risk. We urge you to carefully read the "Risk Factors" section beginning on page 3 of this prospectus.

        Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is                    , 2010.

i

 ABOUT THIS PROSPECTUS

        This prospectus incorporates important business and financial information about us that is not included in or delivered with this document. This information is available without charge upon written or oral request. See "Incorporation of Certain Documents by Reference" and "Where You Can Find More Information."

        You should rely only on the information contained in or incorporated by reference into this prospectus or a prospectus supplement. We have not authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. This prospectus is an offer to sell only the common stock offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. You should assume that the information appearing in this prospectus is accurate only as of the date hereof and that the information in documents incorporated by reference into this prospectus is accurate only as of the respective dates of those documents. Our business, financial condition, results of operations and prospects may have changed since those dates.

        The terms "Georgia Gulf," the "Company," "GGC," "our," "we," and "us," as used in this prospectus, refer to Georgia Gulf Corporation and its wholly owned subsidiaries, except where it is clear that the term refers only to the parent company.

ii

SUMMARY

        This summary highlights information contained elsewhere in this prospectus. This summary is not complete and may not contain all of the information that may be important to you. We urge you to read the entire prospectus carefully, including the "Risk Factors" section, and the additional documents incorporated by reference herein, before making an investment decision.

 Georgia Gulf Corporation

        We are a leading, integrated North American manufacturer of two chemical product lines, chlorovinyls and aromatics, and manufacturer of vinyl-based building and home improvement products. Our chlorovinyl and aromatic chemicals products are sold for further processing into a wide variety of end-use applications, including plastic pipe and pipe fittings, siding and window frames, bonding agents for wood products, high-quality plastics, acrylic sheeting and coatings for wire and cable. Our vinyl-based building and home improvement products, marketed under the Royal Group brands, primarily include window and door profiles, mouldings, siding, pipe and pipe fittings and deck, fence and rail products.

Recent Developments

        On July 29, 2009, we consummated a private exchange of our equity securities for approximately $736.0 million, or 92.0 percent, in aggregate principal amount of our outstanding 7.125 percent senior notes, 9.5 percent senior notes, and 10.75 percent subordinated notes. An aggregate of approximately 30.2 million shares of convertible preferred stock and 1.3 million shares of common stock were issued in exchange for the tendered notes. In conjunction with the debt exchange, we implemented a 1-for-25 reverse stock split, which reduced the outstanding common shares, before the issuance of common shares in the debt exchange, to approximately 1.4 million shares.

        In connection with the exchange offers, our stockholders approved an amendment to our charter to increase the number of shares of common stock to 100 million. Upon approval of the charter amendment, the shares of convertible preferred stock issued in the exchange offers automatically converted into shares of our common stock on a one-for-one basis.

        Also in connection with the exchange offers, we executed a registration rights agreement pursuant to which we granted certain registration rights to the selling stockholders, and we filed the registration statement of which this prospectus forms a part to comply with certain of our obligations under the registration rights agreement. See "Selling Stockholders."

        On December 22, 2009, we refinanced our senior secured credit facility and our $175.0 million asset securitization agreement. At the time of the refinancing, our senior secured credit facility was comprised of a $300.0 million revolving credit facility and a $347.7 million Term Loan B. We replaced the senior secured credit facility and asset securitization facility with a four-year term secured asset—based revolving credit facility that provides for a maximum of $300 million of revolving credit (including credit in the form of letters of credit and swingline loans) through December 2013, subject to borrowing base availability and other terms and conditions (the "ABL Revolver") and the issuance of $500.0 million in principal amount of our 9.0 percent senior secured notes. The borrowing base under the ABL Revolver is equal to specified percentages of our eligible accounts receivable and inventories, less a fixed $15 million availability reserve and other reserves reasonably determined by the co-collateral agents. The borrowings under the ABL Revolver are secured by substantially all of our assets.

        The $500.0 million of senior secured 9.0 percent notes are due in 2017. The 9.0 percent notes are secured by substantially all of our assets and contain certain restrictive covenants including restrictions on debt incurrence, granting of liens, dividends, acquisitions and investments.

 The Offering

Securities That May be Offered for Resale by the Selling Stockholders	Up to 21,814,185 shares of our common stock. See "Selling Stockholders."
Use of Proceeds	We will not receive any proceeds from the resale of the shares of common stock. See "Use of Proceeds."
Market for the Securities	Our common stock is quoted on the NYSE under the symbol "GGC."

We urge you to refer to the section entitled "Risk Factors" for an explanation of the risks of investing in our common stock.

        Our principal executive offices are located at 115 Perimeter Center Place, Suite 460, Atlanta, Georgia 30346. Our telephone number is (770) 395-4500. Our website is www.ggc.com. The information on our website is expressly not incorporated by reference into this prospectus.

RISK FACTORS

        Any investment in our company will be subject to risks inherent to our business. Before making an investment decision, you should carefully consider the risks described below together with all of the other information included or incorporated by reference in this prospectus.

The chemical industry is cyclical and volatile, experiencing alternating periods of tight supply and overcapacity, and the building products industry is also cyclical. This cyclicality adversely impacts our capacity utilization and causes fluctuations in our results of operations.

        Our historical operating results for our chemical businesses have tended to reflect the cyclical and volatile nature of the chemical industry. Historically, periods of tight supply have resulted in increased prices and profit margins and have been followed by periods of substantial capacity addition, resulting in oversupply and declining prices and profit margins. A number of our chemical products are highly dependent on markets that are particularly cyclical, such as the building and construction, paper and pulp, and automotive markets. As a result of changes in demand for our products, our operating rates and earnings fluctuate significantly, not only from year to year but also from quarter to quarter, depending on factors such as feedstock costs, transportation costs, and supply and demand for the product produced at the facility during that period. As a result, individual facilities may operate below or above rated capacities in any period. We may idle a facility for an extended period of time because an oversupply of a certain product or a lack of demand for that product makes production uneconomical. Facility shutdown and subsequent restart expenses may adversely affect quarterly results when these events occur. In addition, a temporary shutdown may become permanent, resulting in a write-down or write-off of the related assets. Capacity expansions or the announcement of these expansions have generally led to a decline in the pricing of our chemical products in the affected product line. We cannot assure that future growth in product demand will be sufficient to utilize any additional capacity.

        In addition, the building products industry is cyclical and seasonal and is significantly affected by changes in national and local economic and other conditions such as employment levels, demographic trends, availability of financing, interest rates and consumer confidence, which factors could negatively affect the demand for and pricing of our building products. For example, if interest rates increase, the ability of prospective buyers to finance purchases of home improvement products and invest in new real estate could be adversely affected, which, in turn, could adversely affect our financial performance. In response to the recent significant decline in the market for our building and home improvement products, we have closed facilities and sold certain businesses and assets. We are continuing to take further actions and implement cost control initiatives; however, it is uncertain as to when demand will return, or whether demand for our products will decline further, and when these businesses will return to profitability.

Our substantial level of indebtedness could adversely affect our financial condition and prevent us from fulfilling our obligations under our senior secured notes and our other indebtedness or force us to take other actions to satisfy these obligations.

        We have substantial indebtedness which requires significant interest payments, including interest payments of approximately $63 million in 2010, based on interest rates in effect at December 31, 2009. As of December 31, 2009, we had total indebtedness of $739.0 million, including $500.0 million outstanding under our 9.0 percent notes, $56.5 million drawn under the new asset-based revolving credit facility that provides for a maximum of $300 million of revolving credit, subject to borrowing base availability and other terms and conditions (the "ABL Revolver"), $106.4 million of lease financing obligations, $22.1 million of senior unsecured notes, $41.4 million of senior subordinated notes and $15.9 million of other debt. As of December 31, 2009, we had $134.5 million of undrawn availability under our new ABL Revolver, after giving effect to $45.2 million of outstanding letters of credit. Our high level of indebtedness could have important consequences. For example, it could:

  •
  make it more difficult for us to satisfy our obligations, exposing us to the risk of default, which could result in a foreclosure on our assets, which, in turn, would negatively affect our ability to operate as a going concern;

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  require us to dedicate a substantial portion of our cash flow from operations to interest and principal payments on our indebtedness, reducing the availability of our cash flow for other purposes, such as capital expenditures, acquisitions, dividends and working capital;

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  limit our flexibility in planning for, or reacting to, changes in our business and the industries in which we operate;

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  increase our vulnerability to general adverse economic and industry conditions;

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  place us at a disadvantage compared to our competitors that have less debt;

  •
  expose us to fluctuations in the interest rate environment because the interest rates on borrowings under our new ABL Revolver are variable;

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  increase our cost of borrowing; and

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  limit our ability to borrow additional funds.

        If our cash flows are insufficient to fund our debt service obligations, we may be forced to sell assets, seek additional capital or restructure or refinance our indebtedness. These alternative measures may not be successful and may not permit us to meet our scheduled debt service obligations. In addition, the terms of existing or future debt agreements, including our new ABL Revolver and the indenture relating to our 9.0 percent notes may restrict us from pursuing any of these alternatives. However, if we satisfy the various restrictive conditions in our debt agreements that address our ability to incur additional indebtedness, and we incur additional new debt, the risks associated with our high level of indebtedness could intensify.

Our new ABL Revolver and the indenture governing the 9.0 percent notes impose significant operating and financial restrictions on us and our subsidiaries, which may prevent us from capitalizing on business opportunities and taking some actions.

        The agreements that govern the terms of our debt, including our new ABL Revolver and the indenture that governs the 9.0 percent notes, impose significant operating and financial restrictions on us. These restrictions limit our ability to, among other things:

  •
  incur additional indebtedness;

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  incur liens;

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  make investments and sell assets, including the stock of subsidiaries;

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  pay dividends and make other distributions;

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  purchase our stock;

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  engage in business activities unrelated to our current business;

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  enter into transactions with affiliates; or

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  consolidate, merge or sell all or substantially all of our assets.

        As a result of these covenants and restrictions, we will be limited in how we conduct our business and we may be unable to raise additional debt or equity financing to compete effectively or to take advantage of new business opportunities. The terms of any future indebtedness we may incur could include more restrictive covenants. A breach of any of these covenants could result in a default in respect of the related indebtedness. If a default occurs, the relevant lenders could elect to declare the indebtedness, together with accrued interest and other fees, to be due and payable immediately and proceed against any collateral securing that indebtedness.

        Furthermore, there are limitations on our ability to incur the full $300.0 million of commitments under our new ABL Revolver. Borrowings under our new ABL Revolver are limited by a specified borrowing base consisting of a percentage of eligible accounts receivable and inventory, less customary reserves. In addition, if our availability under the ABL Revolver falls below a certain amount, we will be subject to a minimum fixed charge maintenance covenant, which will require us to maintain a fixed charge coverage ratio of at least 1.1 to 1.0. Our ability to meet the required fixed charge coverage ratio can be affected by events beyond our control, and we cannot assure you we will meet this ratio. A breach of any of these covenants could result in a default under our new ABL Revolver.

A further deterioration in business conditions, or material interruption in our operations, could cause us to default on our indebtedness, which could result in loss of our sources of liquidity, or an acceleration of our principal indebtedness.

        We principally operate in the North American chemicals and building products markets, which have suffered a substantial decline as a result of the severe downturn in the U.S. housing industry and the general worldwide recession resulting in a reduced demand for our products. In response principally to our resulting weakened financial condition, in July 2009, we completed equity-for-debt exchanges, which substantially reduced our debt and relieved us of certain covenant obligations and we obtained amendments to the financial covenants in our senior secured credit agreement. In December 2009 we entered into a new ABL Revolver because, among other things, it does not require compliance with maximum leverage ratios. While we believe that we should be able to meet the covenants under the new ABL Revolver, we may be unable to do so, particularly if business conditions further deteriorate to a material degree, or we suffer significant interruption of our operations. Further, deteriorating business conditions could result in declines in our accounts receivable and inventories thereby lowering the availability of borrowings under the ABL Revolver. In any of these events, we would need to seek an amendment to, or a waiver or refinancing of, our new ABL Revolver, although there can be no assurance that we could do so, and even if we do, it is likely that such relief would significantly increase our costs through additional fees or increased rates and may only last for a specified period, potentially necessitating additional amendments, waivers or refinancing in the future. In the event we do not maintain compliance with the covenants under the new ABL Revolver, our lenders under such facility could cease making loans to us and accelerate and declare due all outstanding loans under the facility.

Natural gas, electricity, fuel and raw materials costs, and other external factors beyond our control, as well as downturns in the home repair and remodeling and new home construction sectors of the economy, can cause wide fluctuations in our margins.

        The cost of our natural gas, electricity, fuel and raw materials, and other costs, may not correlate with changes in the prices we receive for our products, either in the direction of the price change or in absolute magnitude. Natural gas and raw materials costs represent a substantial part of our manufacturing costs, and energy costs, in particular electricity and fuel, represent a component of the costs to manufacture building products. Most of the raw materials we use are commodities and the price of each can fluctuate widely for a variety of reasons, including changes in availability because of major capacity additions or significant facility operating problems. Other external factors beyond our control can cause volatility in raw materials prices, demand for our products, product prices, sales volumes and margins. These factors include general economic conditions, the level of business activity in the industries that use our products, competitors' actions, international events and circumstances, and governmental regulation in the United States and abroad. These factors can also magnify the impact of economic cycles on our business. While we attempt to pass through price increases in energy costs and raw materials, we have been unsuccessful in doing so in some circumstances in the past and there can be no assurance that we can do so in the future.

        Additionally, our business is impacted by changes in the North American home repair and remodeling sectors, as well as the new construction sector, which may be significantly affected by changes in economic and other conditions such as gross domestic product levels, employment levels, demographic trends, consumer confidence, increases in interest rates and availability of consumer financing for home repair and remodeling projects as well as availability of financing for new home purchases. These factors can lower the demand for and pricing of our products, which could cause our net sales and net income to decrease and require us to recognize additional impairments of our assets.

The industries in which we compete are highly competitive, with some of our competitors having greater financial and other resources than we have; competition may adversely affect our results of operations.

        The commodity chemical industry is highly competitive. Many of our competitors are larger and have greater financial and other resources and less debt than us. Moreover, barriers to entry, other than capital availability, are low in most product segments of our commodity chemical business. Capacity additions or technological advances by existing or future competitors also create greater competition, particularly in pricing. We cannot provide assurance that we will have access to the financing necessary to upgrade our facilities in response to technological advances or other competitive developments.

        In addition, we compete with other national and international manufacturers of vinyl-based building and home improvement products. Some of these companies are larger and have greater financial resources and less debt than us. Accordingly, these competitors may be better able to withstand changes in conditions within the industries in which we operate and may have significantly greater operating and financial flexibility than us. Some of these competitors, who compete with our building product lines, may also be able to compete more aggressively in pricing and could take a greater share of sales and cause us to lose business from our customers. Many of our competitors have operated in the building products industry for a long time. Additionally, our building products face competition from alternative materials: wood, metal, fiber cement and masonry in siding, wood and aluminum in windows and iron and cement in pipe and fittings. An increase in competition from other vinyl exterior building products manufacturers and alternative building materials could cause us to lose customers and lead to decreases in net sales. To the extent we lose customers in the renovation and remodeling markets, we must market to the new home construction market, which historically has experienced more fluctuations in demand.

Extensive environmental, health and safety laws and regulations impact our operations and assets; compliance with these regulations could adversely affect our results of operations.

        Our operations on and ownership of real property are subject to extensive environmental, health and safety regulation, including laws and regulations related to air emissions, water discharges, waste disposal and remediation of contaminated sites, at both the national and local levels in the U.S. We are also subject to similar regulations in Canada. The nature of the chemical and building products industries exposes us to risks of liability under these laws and regulations due to the production, storage, use, transportation and sale of materials that can cause contamination or personal injury, including, in the case of commodity chemicals, potential releases into the environment. Environmental laws may have a significant effect on the costs of use, transportation and storage of raw materials and finished products, as well as the costs of the storage and disposal of wastes. We have and must continue to incur operating and capital costs to comply with environmental laws and regulations. In addition, we may incur substantial costs, including fines, damages, criminal or civil sanctions and remediation costs, or experience interruptions in our operations for violations arising under these laws.

        Also, some environmental laws, such as the federal Superfund statute, may impose joint and several liability for the cost of investigations and remedial actions on any company that generated the waste, arranged for disposal of the waste, transported the waste to the disposal site, selected the disposal site, or presently or formerly owned, leased or operated the disposal site or a site otherwise contaminated by hazardous substances. Any or all of the responsible parties may be required to bear all of the costs of cleanup, regardless of fault, legality of the original disposal or ownership of the disposal site. A number of environmental liabilities have been associated with the facilities at Lake Charles, Louisiana that we acquired as part of the acquisition of the vinyls business of CONDEA Vista Company ("CONDEA Vista," which is now known as Sasol North America, Inc.) and which may be designated as Superfund sites. Although CONDEA Vista retained financial responsibility for certain environmental liabilities that relate to the facilities that we acquired from it and that arose before the closing of our acquisition of the vinyls business of CONDEA Vista in November 1999, there can be no assurance that CONDEA Vista will be able to satisfy its obligations in this regard, particularly in light of the long period of time in which environmental liabilities may arise under the environmental laws. If CONDEA Vista fails to fulfill its obligation regarding its environmental liabilities, then we could be held responsible. Furthermore, any environmental liabilities relating to Royal Group will not have the benefit of any third party indemnification, including liabilities resulting from Royal Group's operations prior to our acquisition of the company.

        Our policy is to accrue costs relating to environmental matters when it is probable that these costs will be required and can be reasonably estimated. However, estimated costs for future environmental compliance and remediation may be too low or we may not be able to quantify the potential costs. We expect to be continually subjected to increasingly stringent environmental and health and safety laws and regulations. It is difficult to predict the future interpretation and development of these laws and regulations or their impact on our future earnings and operations. We anticipate continued compliance will require increased capital expenditures and increased operating costs. Any increase in these costs could adversely affect our financial performance.

        Concerns related to climate change are continuing to grow leading to efforts to limit greenhouse gas ("GHG") emissions. In the fourth quarter of 2009, the EPA issued rules requiring reporting of GHG emissions in the U.S. beginning in 2010. In addition, the United States Congress is considering legislation which may require companies such as Georgia Gulf to restrict or control GHG emissions. Also, the United States has recently engaged in discussions under the United Nations Framework Convention on Climate Change at Copenhagen. Such discussions may result in international treaties requiring additional controls on GHG emissions. Our non-U.S. manufacturing facilities are all in Canada which has adopted the Kyoto Protocol which seeks the reduction of GHG emissions. The cost impact of such legislation, regulation or international negotiations would depend on the specific requirements enacted and cannot be determined at this time. For example, the impact of proposed legislation relating to GHG emissions would depend on factors such as the specific GHG limits imposed and the timing of the implementation of these requirements. The EPA regulatory requirement to report GHG emissions may result in the need to install or modify monitoring equipment at certain of our U.S. manufacturing facilities to monitor GHG emissions.

        The potential impact of these and related future international, legislative or regulatory actions on our operations cannot be predicted at this time but could be significant. Such impacts would include the potential for significant compliance costs, including capital expenditures, and could result in operating restrictions. Any increase in the costs related to these initiatives could adversely affect our financial performance.

        The heightened interest in climate change issues could have the potential to affect business operations. There is a potential for indirect consequences of climate change regulation on business trends. In addition, some have alleged an association with changes in weather patterns on climate change. The Company may, in the future, be required to expend money to defend claims based on the alleged association of climate change with changes in weather patterns.

Hazards associated with manufacturing may occur, which could adversely affect our results of operations.

        Hazards associated with chemical manufacturing as well as building products manufacturing, and the related use, storage and transportation of raw materials, products and wastes may occur in our operations. These hazards could lead to an interruption or suspension of operations and have an adverse effect on the productivity and profitability of a particular manufacturing facility or on our operations as a whole. These hazards include:

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  pipeline and storage tank leaks and ruptures;

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  explosions and fires;

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  inclement weather and natural disasters;

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  mechanical failure;

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  unscheduled downtime;

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  labor difficulties;

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  transportation interruptions;

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  remediation complications;

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  terrorist acts; and

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  chemical spills and other discharges or releases of toxic or hazardous substances or gases.

        These hazards may cause personal injury and loss of life, severe damage to or destruction of property and equipment, and environmental damage, any of which could lead to claims or liability under the environmental laws. Additionally, individuals could seek damages for alleged personal injury or property damage due to exposure to chemicals at our facilities or to chemicals otherwise owned, controlled or manufactured by us. We are also subject to present and future claims with respect to workplace exposure, workers' compensation and other matters. Although we maintain property, business interruption and casualty insurance of the types and in the amounts that we believe are customary for the industry, we are not fully insured against all potential hazards incident to our business.

We face potential product liability claims relating to the production and manufacture of building products.

        We are exposed to product liability risk and the risk of negative publicity if our building products do not meet customer expectations. Although we maintain insurance for products liability claims, the amount and scope of such insurance may not be adequate to cover a products liability claim that is successfully asserted against us. In addition, product liability insurance could become more expensive and difficult to maintain and, in the future, may not be available to us on commercially reasonable terms or at all. There can be no assurance that we will be able to obtain or maintain adequate insurance coverage against possible products liability claims at commercially reasonable levels, or at all.

We rely heavily on third party transportation, which subjects us to risks that we cannot control; these risks may adversely affect our operations.

        We rely heavily on railroads, barges and other shipping companies to transport raw materials to our manufacturing facilities and to ship finished product to customers. These transport operations are subject to various hazards, including extreme weather conditions, work stoppages and operating hazards, as well as interstate transportation regulations. If we are delayed or unable to ship finished product or unable to obtain raw materials as a result of these transportation companies' failure to operate properly, or if there were significant changes in the cost of these services, we may not be able to arrange efficient alternatives and timely means to obtain raw materials or ship our goods, which could result in an adverse effect on our revenues and costs of operations.

We rely on a limited number of outside suppliers for specified feedstocks and services, and due to our overall financial condition, including our debt level, our key suppliers may require more onerous terms for trade credit.

        We obtain a significant portion of our raw materials from a few key suppliers. If any of these suppliers is unable to meet its obligations under present supply agreements, we may be forced to pay higher prices to obtain the necessary raw materials. Any interruption of supply or any price increase of raw materials could have an adverse effect on our business and results of operations. In connection with our acquisition of the vinyls business of CONDEA Vista in 1999, we entered into agreements with CONDEA Vista to provide specified feedstocks for the Lake Charles facility. This facility is dependent upon CONDEA Vista's infrastructure for services such as wastewater and ground water treatment, site remediation, and fire water supply. Any failure of CONDEA Vista to perform its obligations under those agreements could adversely affect the operation of the affected facilities and our results of operations. The agreements relating to these feedstocks and services had initial terms of one to ten years. Most of these agreements have been automatically renewed, but may be terminated by CONDEA Vista after specified notice periods. If we were required to obtain an alternate source for these feedstocks or services, we may not be able to obtain pricing on as favorable terms. Additionally, we may be forced to pay additional transportation costs or to invest in capital projects for pipelines or alternate facilities to accommodate railcar or other delivery or to replace other services.

        While we believe that our relationships with our key suppliers are strong, any vendor may choose, subject to existing contracts, to modify our relationship due to general economic concerns or concerns relating to the vendor or us, at any time. Any significant change in the terms that we have with our key suppliers could adversely affect our financial condition and liquidity, as could significant additional requirements from our suppliers that we provide them additional security in the form of prepayments or with letters of credit.

Operation on multiple ERP information systems may negatively impact operations

        We are highly dependent on our information systems infrastructure in order to process orders, track inventory, ship products in a timely manner, prepare invoices to our customers, maintain regulatory compliance and otherwise carry on our business in the ordinary course. We currently operate on multiple Enterprise Resource Planning, or ERP, information systems, which complicate our processing, reporting and analysis of business transactions and other information. Since we must process and reconcile our information from multiple systems, the chance of errors is increased and we may incur additional costs. Inconsistencies in the information from multiple ERP systems could adversely impact our ability to manage our business efficiently and may result in heightened risk to our ability to maintain our books and records and comply with regulatory requirements.

        Further, from time to time we may transition a portion of our operations from one of our ERP systems to another.

        The transition to a different ERP system involves numerous risks, including:

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  diversion of management's attention away from normal daily business operations;

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  increased demand on our operations support personnel;

  •
  initial dependence on unfamiliar systems while training personnel to use new systems; and

  •
  increased operating expenses resulting from training, conversion and transition support activities.

We may pursue dispositions, asset acquisitions, and joint ventures, and other transactions that may impact our results of operations, including difficulties in integrating any acquired business operations, which may result in our failure to realize expected cost savings and operational efficiencies.

        We may enter into agreements to dispose of certain assets. However, we cannot assure you that we will be able to dispose of these assets at any anticipated prices, or at all, or that any such sale will occur during any anticipated time frame. In addition, we may engage in additional business combinations, purchases or sales of assets, or contractual arrangements or joint ventures. To the extent permitted under our debt agreements, some of these transactions may be financed by additional borrowings by us. The integration of any business we acquire may be disruptive to our business and may result in a significant diversion of management attention and operational resources. Additionally, we may suffer a loss of key employees, customers or suppliers, loss of revenues, increases in costs or other difficulties. If the expected efficiencies and synergies of the transactions are not fully realized, our results of operations could be adversely affected, at least in the short term, because of the costs associated with such transactions. Other transactions may advance future cash flows from some of our businesses, thereby yielding increased short-term liquidity, but consequently resulting in lower cash flows from these operations over the longer term.

Our participation in joint ventures exposes us to risks of shared control.

        We own a 50 percent interest in a manufacturing joint venture, the remainder of which is controlled by PPG Industries, Inc., which also supplies chlorine to the facility operated by the joint venture. We also have other joint ventures, such as Royal Group's strategic joint venture arrangements with several customers. We may enter into additional joint ventures in the future. The nature of a joint venture requires us to share control with unaffiliated third parties. If our joint venture partners do not fulfill their obligations, the affected joint venture may not be able to operate according to its business plan. In that case, our operations may be adversely affected or we may be required to increase our level of commitment to the joint venture. Also, differences in views among joint venture participants may result in delayed decisions or failure to agree on major issues. Any differences in our views or problems with respect to the operations of our joint ventures could have a material adverse effect on our business, financial condition, results of operations or cash flows.

Fluctuations in foreign currency exchange and interest rates could affect our consolidated financial results.

        We earn revenues, pay expenses, own assets and incur liabilities in countries using currencies other than the U.S. dollar, principally the Canadian dollar. Because our consolidated financial statements are presented in U.S. dollars, we must translate revenues and expenses into U.S. dollars at the average exchange rate during each reporting period, as well as assets and liabilities into U.S. dollars at exchange rates in effect at the end of each reporting period. Therefore, increases or decreases in the value of the U.S. dollar against other major currencies will affect our net revenues, operating income and the value of balance sheet items denominated in foreign currencies. Because of the geographic diversity of our operations, weaknesses in various currencies might occur in one or many of such currencies over time. From time to time, we may use derivative financial instruments to further reduce our net exposure to currency exchange rate fluctuations. However, we cannot assure you that fluctuations in foreign currency exchange rates, particularly the strengthening of the U.S. dollar against major currencies, would not materially affect our financial results.

        In addition, we are exposed to volatility in interest rates. When appropriate, we may use derivative financial instruments to reduce our exposure to interest rate risks. We cannot assure you, however, that our financial risk management program will be successful in reducing the risks inherent in exposures to interest rate fluctuations.

FORWARD-LOOKING STATEMENTS

        This prospectus and documents incorporated by reference herein include "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended (the "Securities Act"), and Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). These forward-looking statements are based on the beliefs of management as well as assumptions made by and information currently available to us. When used in this prospectus, the words "anticipate," "believe," "plan," "estimate," "expect" and similar expressions, as they relate to us or our management, are intended to identify forward-looking statements. These statements relate to, among other things, our outlook for future periods, supply and demand, pricing trends and market forces within the chemical and building products industries, cost reduction strategies and their results, planned capital expenditures, planned divestitures, long-term objectives of management and other statements of expectations concerning matters that are not historical facts.

        We have based these forward-looking statements on our current expectations and assumptions about future events, which may not prove correct. These forward-looking statements are subject to risks and uncertainties, including, among other things:

  •
  changes in demand for our products or increases in overall industry capacity that could affect production volumes and/or pricing;

  •
  the impacts of the current economic downturn in the housing and construction markets and potential future downturns;

  •
  continued compliance with the covenants in our ABL Revolver and in the indenture related to our senior secured notes;

  •
  our high degree of leverage and significant debt service obligations;

  •
  availability and pricing of raw materials;

  •
  changes in the general economy;

  •
  our ability to penetrate new geographic markets and introduce new products;

  •
  changes and/or cyclicality in the industries to which our products are sold;

  •
  risks associated with any potential failures of our joint venture partners to fulfill their obligations;

  •
  risks associated with plant closures, consolidations and other cost-cutting actions;

  •
  changes in foreign currency exchange rates;

  •
  technological changes affecting production;

  •
  difficulty in plant operations and product transportation;

  •
  governmental and environmental regulations;

  •
  complications resulting from our multiple ERP systems;

  •
  other unforeseen circumstances; and

  •
  other risks referenced from time to time in our filings with the Securities and Exchange Commission ("SEC").

        Any or all of these risks and uncertainties or the risks described under the caption "Risk Factors" in this prospectus could cause actual results to differ materially from those reflected in the forward-looking statements. These forward-looking statements reflect management's view only as of the date of this prospectus. We undertake no obligation to revise these forward-looking statements to reflect events or circumstances that arise after the date of this prospectus.

USE OF PROCEEDS

        This prospectus relates to shares of our common stock that may be sold from time to time by the selling stockholders. We will not receive any part of the proceeds from the sale of common stock by the selling stockholders.

SELLING STOCKHOLDERS

        The selling stockholders may from time to time offer and sell pursuant to this prospectus any or all of the shares of common stock set forth below. See "Plan of Distribution." When we refer to the "selling stockholders" in this prospectus, we mean those persons listed in the table below, as well as their permitted transferees, pledgees, donees, assignees, successors and others who later come to hold any of the selling stockholders' interests other than through a public sale.

        The table below sets forth:

  •
  the names of the selling stockholders;

  •
  the number of shares of common stock, and the percentages of outstanding common stock, beneficially owned by the selling stockholders prior to the selling stockholders' offering of the shares of common stock pursuant to this prospectus;

  •
  the maximum number of shares of common stock which may be offered by the selling stockholders pursuant to this prospectus; and

  •
  the number of shares of common stock, and the percentages of outstanding common stock, to be beneficially owned by the selling stockholders after the offering of common stock pursuant to this prospectus, assuming all such common stock being offered is sold by the selling stockholders and that the selling stockholders do not acquire any additional shares of common stock.

        The number of shares disclosed in the table below as "beneficially owned" are those beneficially owned as determined under the rules of the SEC. Such information is not necessarily indicative of ownership for any other purpose.

        We obtained the information in the table below from the selling stockholders (other than the information regarding the percentages of outstanding common stock beneficially owned by each selling stockholder). Except as may be noted below, none of the selling stockholders have, or within the past three years has had, any material relationship with us or any of our affiliates.

        We cannot advise you as to whether the selling stockholders will in fact sell any or all of such shares of common stock. In addition, the selling stockholders may have sold, transferred or otherwise disposed of, or may sell, transfer or otherwise dispose of, at any time and from time to time, the shares of common stock in transactions exempt from the registration requirements of the Securities Act after the date on which they provided the information set forth in the table below. Only the selling stockholders referenced in the table below may sell the securities offered hereby, except as otherwise permitted by law. Changed information regarding the selling stockholders will be presented in a prospectus supplement or post-effective amendment to the registration statement of which this prospectus forms a part if and when necessary and required. Except as indicated below, no selling stockholder is a registered broker-dealer or an affiliate of a broker-dealer.

			Common Stock Being Offered Pursuant to this Prospectus (maximum number that may be sold)
	Beneficial Ownership Prior to Offering			Beneficial Ownership After Offering
	Common Stock			Common Stock
Name of Selling Stockholder	Shares	Percentage		Shares	Percentage
American High-Income Trust(1)	4,809,206	14.3%	4,809,206	0	—
The Income Fund of America, Inc.(1)	2,623,146	7.8%	2,623,146	0	—
The Bond Fund of America, Inc.(1)	646,669	1.9%	646,669	0	—
American Funds Insurance Series—Bond Fund(1)	252,076	*	252,076	0	—
American Funds Insurance Series—High-Income Bond Fund(1)	245,797	*	245,797	0	—
Serengeti Overseas Ltd.(2)	246,724	*	246,724	0	—
Serengeti Partners LP(2)	153,276	*	153,276	0	—
Capital Guardian Global High-Income Opportunities Master Fund(3)	44,219	*	44,219	0	—
CIF Global High Yield Fund(3)	32,609	*	32,609	0	—
Patrick C. Ryan	1,236	*	1,236	0	—
The Regents of the University of California(4)	18,529	*	18,529	0	—
Astro Trust Series—Nomura High Yield Bond Fund(4)	1,236	*	1,236	0	—
California Public Employees' Retirement System (CALPERS)(4)	27,174	*	27,174	0	—
GMAM Investment Funds Trust(4)	49,408	*	49,408	0	—
L-3 Communications—Nomura(4)	1,236	*	1,236	0	—
Montgomery County Employees' Retirement System(4)	3,707	*	3,707	0	—
Nomura US Attractive Yield Corporate Bond Fund Mother Fund(4)	56,818	*	56,818	0	—
Fidelity Summer Street Trust: Fidelity Capital & Income Fund(5)(6)	2,677,079	7.9%	2,677,079	0	—
Fidelity Advisor Series I: Fidelity Advisor High Income Advantage Fund(5)(7)	1,945,619	5.8%	1,945,619	0	—
Fidelity Summer Street Trust: Fidelity High Income Fund(5)(8)	677,855	2.0%	677,855	0	—
Master Trust Bank of Japan Ltd Re: Fidelity US High Yield(5)(9)	674,091	2.0%	674,091	0	—
Fidelity Advisor Series II: Fidelity Advisor Strategic Income Fund(5)(10)	591,147	1.8%	591,147	0	—
Pension Investment Committee of General Motors for General Motors Employee Domestic Group Pension Trust(11)(12)	248,796	*	248,796	0	—
Fidelity School Street Trust: Fidelity Strategic Income Fund(5)(13)	490,852	1.5%	490,852	0	—
Fidelity Puritan Trust: Fidelity Puritan Fund(5)(14)	403,830	1.2%	403,830	0	—
Commonwealth of Massachusetts Pension Reserve Investment Management Board(11)(15)	78,069	*	78,069	0	—
Fidelity Securities Fund: Fidelity Leveraged Company Stock Fund(5)(16)	173,861	*	173,861	0	—
Fidelity Funds—US High Income(5)(17)	194,205	*	194,205	0	—
Fidelity Advisor Series I: Fidelity Advisor Leveraged Stock Fund(5)(18)	137,350	*	137,350	0	—
Fidelity Investments Canada ULC, as Trustee for The Fidelity Canadian Asset-High Yield(19)(20)	118,823	*	118,823	0	—
Illinois Municipal Retirement Fund(11)	108,201	*	108,201	0	—
Fidelity Investments Canada ULC, as Trustee for Fidelity American High Yield Fund(19)(21)	85,965	*	85,965	0	—

			Common Stock Being Offered Pursuant to this Prospectus (maximum number that may be sold)
	Beneficial Ownership Prior to Offering			Beneficial Ownership After Offering
	Common Stock			Common Stock
Name of Selling Stockholder	Shares	Percentage		Shares	Percentage
Fidelity Central Investment Portfolios LLC: Fidelity High Income Central Fund 2(5)(22)	62,500	*	62,500	0	—
Variable Insurance Products Fund V: Strategic Income Portfolio(5)(23)	39,526	*	39,526	0	—
The Assets Management Committee of Coca-Cola Company Master Retirement Trust(11)(24)	26,433	*	26,433	0	—
The Japan Trustee Service Bank LTD Re: MATB Fidelity High Yield Bond Open Mother(25)(26)	24,882	*	24,882	0	—
Pyramis High Yield Fund, LLC(11)(27)	11,998	*	11,998	0	—
The Japan Trustee Services Bank LTD Re: STB Fidelity Strategic Income Fund Mother(25)(26)	1,824	*	1,824	0	—
IG CAA High Yield Sec(19)(28)	1,977	*	1,977	0	—
Fidelity Investments Canada ULC, as Trustee for Fidelity Canadian Balanced Fund(19)(29)	79,693	*	79,693	0	—
Protective Life Insurance Company/Wilton Re Bermuda(30)	14,823	*	14,823	0	—
Protective Life Ins., Co./Kilico Wilton Re Bermuda(30)	49,408	*	49,408	0	—
Protective Life Ins., Co./Kilico Wilton Re US(30)	12,353	*	12,353	0	—
Protective Life Insurance Co./Wilton Re US(30)	37,056	*	37,056	0	—
Protective Life Insurance Company/Kilico(30)	59,289	*	59,289	0	—
Protective Life Insurance Company(31)	49,408	*	49,408	0	—
Marathon Credit Master FD, LTD(32)	41,588	*	28,841	12,747	*
Marathon Credit Opportunity Master FD LTD(32)(33)	140,155	*	111,104	29,051	*
Corporate Debt Opportunities Fund, LP(32)(34)	186,593	*	186,593	0	—
Marathon Special Opportunity Master Fund LTD(32)(35)	1,107,526	3.3%	685,887	421,639	1.3%
Altma Fund SICAV p.l.c. in respect of Russell Sub-Fund(32)(36)	104,854	*	74,222	30,632	*
Consulting Group Capital Markets Funds—High Yield Investments(37)(38)	9,783	*	9,783	0	—
Western Asset Opportunistic US$ High Yield LLC(37)(39)	433,839	1.3%	433,839	0	—
Western Asset Strategic US$ High Yield Portfolio, LLC(37)(39)	36,059	*	36,059	0	—
Time Warner Cable Master Pension Trust(37)(39)	742	*	742	0	—
LM Mutual Fund Trust Series US Monthly Income Fund(37)(39)	2,471	*	2,471	0	—
Time Warner Cable Defined Contribution Plan Master Trust(37)	594	*	594	0	—
IBM Retirement Plan(37)(40)	9,883	*	9,883	0	—
N.V. Pensioenverzcker DSM(37)(39)	22,921	*	22,921	0	—
DTE Energy Company Pension Trust(37)(41)	4,942	*	4,942	0	—
Caterpillar Inc. Pension Master Trust(37)	4,942	*	4,942	0	—
Kern County Employees' Retirement Association(37)	19,022	*	19,022	0	—
Guidestone Global Bond Fund(37)	6,177	*	6,177	0	—
Western Asset US High Yield Bond Fund (Legg Mason Institutional Funds PLC)(37)	33,760	*	33,760	0	—
Western Asset US High Yield Bond Fund (Legg Mason Global Funds PLC)(37)(42)	11,031	*	11,031	0	—
Western Asset Global High Yield Bond Fund (Legg Mason Global Funds PLC)(37)	23,594	*	23,594	0	—
European Multi-Sector Fund (WA Fixed Income Funds PLC)(37)	1,509	*	1,509	0	—

			Common Stock Being Offered Pursuant to this Prospectus (maximum number that may be sold)
	Beneficial Ownership Prior to Offering			Beneficial Ownership After Offering
	Common Stock			Common Stock
Name of Selling Stockholder	Shares	Percentage		Shares	Percentage
Western Asset Global Multi Strategy Fund (Legg Mason Global Funds PLC)(37)	19,609	*	19,609	0	—
Wa Diversified Strategic Income Bond Fund (LM)(37)	1,797	*	1,797	0	—
Wa Global Multi Sector Fund (Western Asset Funds PLC)(37)	34,533	*	34,533	0	—
Western Asset UK£ Credit Plus Bond Fund (Legg Mason Institutional Funds PLC)(37)(43)	607	*	607	0	—
Legg Mason Global Multi Sector Bond Trust(37)(44)	1,727	*	1,727	0	—
Western Asset High Yield Portfolio(37)(45)	105,210	*	105,210	0	—
Blue Cross Blue Shield of Michigan(37)	9,208	*	9,208	0	—
Ace Tempest Reinsurance LTD. High Yield Portfolio(37)(46)	34,586	*	34,586	0	—
Western Asset Global Partners Income Fund Inc.(37)	21,196	*	21,196	0	—
Western Asset High Income Opportunity Fund Inc.(37)	70,396	*	70,396	0	—
Legg Mason Partners Global High Yield Bond Fund(37)	104,731	*	104,731	0	—
Western Asset Variable Rate Strategic Fund Inc.(37)	3,741	*	3,741	0	—
LMP Variable Adjustable Rate Income Portfolio(37)(47)	248	*	248	0	—
Western Asset Global High Income Fund Inc.(37)	39,529	*	39,529	0	—
Western Asset Global High Yield Bond Portfolio(37)	4,796	*	4,796	0	—
LMP Variable Global High Yield Bond Portfolio(37)	19,278	*	19,278	0	—
LMP Adjustable Rate Income Fund(37)	1,358	*	1,358	0	—
Legg Mason Partners High Income Fund(37)	80,179	*	80,179	0	—
LMP Variable High Income Portfolio (37)	28,965	*	28,965
LMP Strategic Income Fund (37)	23,984	*	23,984
LMP Smash Series EC Fund (37)	3,837	*	3,837
Western Asset Managed High Income Fund Inc (MHY)(37)	42,487	*	42,487	0	—
Ace European Group LTD. High Yield Portfolio(37)(48)	27,174	*	27,174	0	—
John Hancock Floating Rate Income Trust(37)(49)	123,517	*	123,517	0	—
JHF II Floating Rate Income Fund(37)	74,111	*	74,111	0	—
Western Asset Premier Bond Fund(37)	8,950	*	8,950	0	—
John Hancock II High Yield Fund(37)(50)	220,202	*	220,202	0	—
John Hancock II Strategic Bond Fund(37)	13,907	*	13,907	0	—
John Hancock High Yield Trust(37)	262,400	*	262,400	0	—
John Hancock Strategic Bond Trust(37)	19,336	*	19,336	0	—
Western Asset Management Strategic Bond Opportunities Portfolio(37)	49,762	*	49,762	0	—
Western Asset High Income Fund Inc.(37)(51)	6,715	*	6,715	0	—
Western Asset High Income Fund II Inc.(37)(51)	212,078	*	212,078	0	—
Qualcomm Global Trading, Inc.(52)	84,733	*	84,733	0	—
Qualcomm Incorporated(52)	46,196	*	46,196	0	—
Pictet & Co. Geneva(53)	7,378	*	5,930	1,448	*
Legg Mason Sterling Corporate Plus Bond(54)	3,619	*	3,619	0	—
Legg Mason Global Multi Strategy Fund(39)	5,658	*	5,658	0	—

*
Denotes stock ownership is less than 1%.

(1)
Capital Research and Management Company serves as the investment adviser for the selling stockholder. For purposes of the reporting requirements of the Securities Exchange Act of 1934, Capital Research and Management Company may be deemed to be the beneficial owner of all of the shares held by the selling stockholder. Capital Research and Management Company, however, expressly disclaims that it is, in fact, the beneficial owner of such securities. Capital Research and Management Company is an investment adviser registered under the Investment Advisers Act of 1940. The selling stockholder, an affiliate of a broker-dealer, has certified that it bought the shares of common stock in the ordinary course of business, with no agreement or understanding with any person to distribute such shares. The selling stockholder has also informed us that it is a registered investment company under the Investment Company Act of 1940.

(2)
The selling stockholder has informed us that Joseph A. Lanasa III has the power to vote or dispose of the shares of common stock held by the selling stockholder. Consequently, Mr. Lanasa may be deemed to be the beneficial owner of such shares.

(3)
Capital Guardian Trust Company serves as the investment adviser for the selling stockholder. For purposes of the reporting requirements of the Securities Exchange Act of 1934, Capital Guardian Trust Company may be deemed to be the beneficial owner of all of the shares held by the selling stockholder. Capital Guardian Trust Company, however, expressly disclaims that it is, in fact, the beneficial owner of such securities. Capital Guardian Trust Company is an investment adviser registered under the Investment Advisers Act of 1940. The selling stockholder, an affiliate of a broker-dealer, has certified that it bought the shares of common stock in the ordinary course of business, with no agreement or understanding with any person to distribute such shares.

(4)
Stephen Kotsen is the Portfolio Manager at Nomura Corporate Research and Asset Management Inc. ("Nomura"), which serves as the investment advisor for the selling stockholder, and has the power to vote or dispose of the shares of common stock held by the selling stockholder. Consequently, Nomura and Mr. Kotsen may be deemed to be the beneficial owners of such shares.

(5)
Fidelity Management & Research Company ("Fidelity"), 82 Devonshire Street, Boston, Massachusetts 02109, a wholly-owned subsidiary of FMR LLC and an investment adviser registered under Section 203 of the Investment Advisers Act of 1940, is the beneficial owner of 8,381,078 of Common Stock outstanding of Georgia Gulf Corp. ("the Company") as a result of acting as investment adviser to various investment companies registered under Section 8 of the Investment Company Act of 1940.

Edward C. Johnson 3d and FMR LLC, through its control of Fidelity and the selling stockholders, each has sole power to dispose of the all shares owned by the selling stockholders.

Members of the family of Edward C. Johnson 3d, Chairman of FMR LLC, are the predominant owners, directly or through trusts, of Series B voting common shares of FMR LLC, representing 49% of the voting power of FMR LLC. The Johnson family group and all other Series B shareholders have entered into a shareholders' voting agreement under which all Series B voting common shares will be voted in accordance with the majority vote of Series B voting common shares. Accordingly, through their ownership of voting common shares and the execution of the shareholders' voting agreement, members of the Johnson family may be deemed, under the Investment Company Act of 1940, to form a controlling group with respect to FMR LLC.

Neither FMR LLC nor Mr. Johnson has the sole power to vote or direct the voting of the shares owned directly by the selling stockholders, which power resides with the selling stockholders' boards of trustees. Fidelity carries out the voting of the shares under written guidelines established by the selling stockholders' boards of trustees.

(6)
Fidelity Cap + Income FD 038 is the record holder of these shares.

(7)
Fid Adv High Yield 218 is the record holder of these shares.

(8)
Fidelity High Income 455 is the record holder of these shares.

(9)
The Master Trust Bank of Japan LTD is the record holder of these shares.

(10)
FA Strat High Income 25091 is the record holder of these shares.

(11)
Pyramis Global Advisors Trust Company ("PGATC"), 900 Salem Street, Smithfield, Rhode Island, 02917, an indirect wholly-owned subsidiary of FMR LLC and a bank as defined in Section 3(a)(6) of the Securities Exchange Act of 1934, is the beneficial owner of 473,497 shares of our common stock as a result of its serving as investment manager of institutional accounts owning such shares.

Edward C. Johnson 3d and FMR LLC, through its control of Pyramis Global Advisors Trust Company, each has sole dispositive power over all shares and sole power to vote or to direct the voting of 287,227 shares of our common stock owned by the institutional accounts managed by PGATC as reported above.

(12)
Pyramis Promark High Yield/GMAM Investments Funds TR is the record holder of these shares.

(13)
Strat Inc. High Income 25086 is the record holder of these shares.

(14)
MGR M Gardiner & Co. Puritan High Income Sub Portfolio is the record holder of 318,177 shares; MGAR M Gardiner & Co FBO Puritan High Income Portfolio is the record holder of 68,676 shares; and MGAR M. Gardiner & Co FBO Puritan High Income Sub Portfolio is the record holder of 16,977 shares.

(15)
Pension Reserves Investment Trust Fund is the record holder of these shares.

(16)
MGR M Gardiner & Co. FBO Fidelity Leveraged Co. STK is the record holder of these shares.

(17)
Fidelity Funds SICAV-US High Income Pool is the record holder of these shares.

(18)
MGR M Gardiner & Co. FBO Fidelity Advisor Leveraged Co. is the record holder of these shares.

(19)
The selling stockholder is an Ontario Mutual Fund Trust. Its trustee and manager is Fidelity Investments Canada Limited ("FICL.") FICL is advised by FMR Co FMR Co. shares investment power over the shares held by the selling stockholder with Mr. Edward C. Johnson 3d.

(20)
Fidelity Canadian Asset Allocation Fund is the record holder of these shares.

(21)
Fidelity American High Yield Fund is the record holder of these shares.

(22)
MGR M Gardiner & Co. FBO Fidelity Central Investment Portfolio is the record holder of these shares.

(23)
Variable Insurance Products Fund VI: Strategic Income Portfolio is the record holder of these shares.

(24)
The Coca-Cola Company Master Retirement Fund is the record holder of these shares.

(25)
Fidelity International Limited ("FIL"), Pembroke Hall, 42 Crow Lane, Hamilton, Bermuda, and various foreign-based subsidiaries provide investment advisory and management services to these non-U.S. investment companies. FIL, which is a qualified institution under section 240.13d-1(b)(1) pursuant to an SEC No-Action letter dated October 5, 2000, is the beneficial owner of the shares of our common stock listed above.

A partnership controlled predominantly by members of the family of Edward C. Johnson 3d, Chairman of FMR Corp. and FIL, or trusts for their benefit, owns shares of FIL voting stock with the right to cast approximately 38% of the total votes which may be cast by all holders of FIL voting stock. FMR Corp. and FIL are separate and independent corporate entities, and their Boards of Directors are generally composed of different individuals.

FMR Corp. and FIL are of the view that they are not acting as a "group" for purposes of Section 13(d) under the Securities Exchange Act of 1934 (the "1934" Act) and that they are not otherwise required to attribute to each other the "beneficial ownership" of securities "beneficially owned" by the other corporation within the meaning of Rule 13d-3 promulgated under the 1934 Act. Therefore, they are of the view that the shares held by the other corporation need not be aggregated for purposes of Section 13(d).

(26)
Japan Trustee Services Bank LTD is the record holder of these shares.

(27)
Pyramis High Yield Fund LLC C/O Brown Brothers Harriman is the record holder of these shares.

(28)
1G F1 Canadian Allocation Fund is the record holder of these shares.

(29)
Fidelity Canadian Balanced Fund is the record holder of these shares.

(30)
The selling stockholder has informed us that Protective Life Insurance Company ("PLIC") has the power to vote or dispose of the shares of common stock held by the selling stockholder. Consequently, PLIC may be deemed to be the beneficial owner of such shares. The selling stockholder, an affiliate of a broker-dealer, has certified that it bought the shares of common stock in the ordinary course of business, with no agreement or understanding with any person to distribute such shares.

(31)
The selling stockholder, an affiliate of a broker-dealer, has certified that it bought the shares of common stock in the ordinary course of business, with no agreement or understanding with any person to distribute such shares.

(32)
The selling stockholder has informed us that Louis Hanover has the power to vote or dispose of the shares of common stock held by the selling stockholder. Consequently, Mr. Hanover may be deemed to be the beneficial owner of such shares.

(33)
Marathon Credit Opportunity FD is the record holder of these shares.

(34)
Corporate Debt Opportunities Fund (APG) Marathon is the record holder of 24,683 shares, and Corporate Debt Opportunities Fund (APG) is the record holder of 161,910 shares.

(35)
Marathon Special Opportunity Fund is the record holder of these shares.

(36)
Altma Fund SICAV is the record holder of these shares.

(37)
The selling stockholder has informed us that Western Asset Management Company ("WAMCO"), investment manager and agent for the selling stockholder, has the power to vote or dispose of the shares of common stock held by the selling stockholder. Consequently, WAMCO may be deemed to be the beneficial owner of such shares. WAMCO is a subsidiary of Legg Mason, Inc. and disclaims beneficial ownership of such shares. WAMCO, an affiliate of a limited purpose broker-dealer, has certified that the selling stockholder bought the shares of common stock in the ordinary course of business, with no agreement or understanding with any person to distribute such shares.

(38)
CGCM High Yield Investments is the record holder of these shares.

(39)
Western Asset Management as Investment Advisor for its beneficial owners is the record holder of these shares.

(40)
IBM Core Fixed Income Account is the record holder of these shares.

(41)
DTE Energy Company Fixed Income is the record holder of these shares.

(42)
UA US High Yield Bond Fund PLC (LM) is the record holder of these shares.

(43)
The custodian of these shares is now PNC Bank, N.A.

(44)
Legg Mason Global Multi Sector Trust is the record holder of these shares.

(45)
Western Asset High Yield is the record holder of these shares.

(46)
Ace HY is the record holder of these shares.

(47)
Legg Mason Partners Adjustable Rate Income Portfolio is the record holder of these shares.

(48)
ACE Asset Management is the record holder of these shares.

(49)
JHT Floating Rate Income Trust is the record holder of these shares.

(50)
John Hancock II US High Yield Fund is the record holder of these shares.

(51)
Western Asset High Income Fund Inc. and Western Asset High Income Fund II Inc. are the record holders of these shares.

(52)
Capital Guardian Trust Company serves as the investment adviser for the selling stockholder. For purposes of the reporting requirements of the Securities Exchange Act of 1934, Capital Guardian Trust Company may be deemed to be the beneficial owner of all of the shares held by the selling stockholder. Capital Guardian Trust Company, however, expressly disclaims that it is, in fact, the beneficial owner of such securities. Capital Guardian Trust Company is an investment adviser registered under the Investment Advisers Act of 1940.

(53)
Pictet & Co. Geneva C/O Brown Brothers Harriman is the record holder of these shares.

(54)
Western Asset Management as Investment Advisor for its beneficial owner is the record holder of 2,877 of these shares.

        All of the shares offered hereby were acquired by the selling stockholders in connection with the exchange offers. In connection with the exchange offers, on July 27, 2009, we executed a registration rights agreement pursuant to which we granted certain registration rights to the selling stockholders and other participants in the exchange offers, and we filed the registration statement of which this prospectus forms a part in accordance with our obligations under the registration rights agreement. In addition, the agreement provides for piggyback registration rights in certain circumstances. Inclusion of shares of common stock in this registration statement was conditioned upon the beneficial owner's agreement to be bound by the terms of the registration rights agreement. The agreement provides that we and the selling stockholders will each indemnify the others against certain liabilities, including certain liabilities under the Securities Act.

PLAN OF DISTRIBUTION

        The shares of common stock offered hereby may be sold from time to time by the selling stockholders or, to the extent permitted by the registration rights agreement and applicable law, by transferees, pledgees, donees, assignees or other successors in interest. All or a portion of the common stock offered by the selling stockholders may be disposed of from time to time in one or more transactions through any one or more of the following means:

  •
  by the selling stockholders in privately negotiated transactions;

  •
  in ordinary brokerage transactions and transactions in which the broker solicits purchasers;

  •
  through underwriters, broker-dealers or agents who may receive compensation in the form of underwriting discounts, concessions, or commissions from the selling stockholders or such successors in interest and/or from the purchasers of the common stock for whom they may act as agent; provided, we have no obligation to participate in any underwritten offering;

  •
  by the writing of options on the common stock;

  •
  by the pledge of the common stock as security for any loan or obligation, including pledges to brokers or dealers who may, from time to time, themselves effect distributions of the common stock or interests therein;

  •
  through purchases by a broker or dealer as principal and resale by such broker or dealer for its own account;

  •
  through a block trade in which the broker or dealer so engaged will attempt to sell the common stock as agent but may position and resell a portion of the block as principal to facilitate the transaction;

  •
  through a cross trade, in which the same broker or dealer acts as an agent on both sides of the transaction;

  •
  on any national securities exchange or quotation service on which the common stock may be listed or quoted at the time of the sale;

  •
  in the over-the-counter market;

  •
  through an in-kind distribution of the shares by a selling stockholder to its partners, members or shareholders;

  •
  in a combination of any of the methods listed above; or

  •
  any other method permitted pursuant to applicable law.

Such sales may be made at:

  •
  fixed prices;

  •
  prevailing market prices as the time of the sale;

  •
  varying prices determined at the time of the sale; or

  •
  at negotiated prices and terms.

        The shares may also be sold under Rule 144 under the Securities Act, if available, or in another transaction that is exempt from the registration requirements of the Securities Act, rather than under this prospectus. Each selling stockholder has the sole and absolute discretion not to accept any purchase offer or make any sale of shares if it deems the purchase price to be unsatisfactory at any particular time.

        A selling stockholder may pledge or grant a security interest in some or all of the shares of common stock owned by it and, if it defaults in the performance of its secured obligations, the pledgees or secured parties may offer and sell the shares of common stock from time to time pursuant to this prospectus. A selling stockholder also may transfer and donate the shares of common stock in certain circumstances, in which case the transferees or donees, or other successors in interest, will be the selling beneficial owners for purposes of this prospectus.

        In addition, a selling stockholder may enter into hedging transactions with broker-dealers or other financial institutions, which may in turn engage in short sales of the common stock in the course of hedging the positions they assume. A selling stockholder may also engage in the short sale of the common stock and may deliver the common stock to cover short positions or otherwise settle short sale transactions.

        Broker-dealers engaged by a selling stockholder may arrange for other broker-dealers to participate in sales. Broker-dealers may receive commissions or discounts from a selling stockholder (or, if any broker-dealer acts as agent for the purchaser of shares, from the purchaser) in amounts to be negotiated. In addition, underwriters or agents may receive compensation in the form of discounts, concessions or commissions from a selling stockholder or from the purchasers of the common stock sold by a selling stockholder for whom they may act as agents. Underwriters may sell shares of common stock to or through dealers, who may receive compensation in the form of discounts, concessions or commissions from the underwriters or commissions from the purchasers as the purchasers' agents. As noted above, we have no obligation to participate in any underwritten offering.

        The selling stockholders, underwriters, brokers, dealers and agents that participate in the sale of the common stock covered by this prospectus may be deemed to be "underwriters" within the meaning of the Securities Act in connection with such sales. To the extent a selling stockholder may be deemed to be an underwriter, such selling stockholder may be subject to certain statutory liabilities under the Securities Act, including, but not limited to, Sections 11, 12 and 17 of the Securities Act and Rule 10b-5 under the Exchange Act. In addition and without limiting the foregoing, the selling stockholders will be subject to applicable provisions of the Exchange Act, and the rules and regulations thereunder, including, without limitation, Regulation M, which provisions may limit the timing of purchases and sales of the common stock by the selling stockholders. Each selling stockholder has agreed that neither it nor any person acting on its behalf will engage in any transaction in violation of such provisions.

        To the extent required by law with respect to any particular offer, a prospectus supplement or, if appropriate, a post-effective amendment to the registration statement that includes this prospectus will be filed, disclosing one or more of, to the extent required and applicable, (i) the name of each such selling stockholder and of any participating broker-dealer(s), (ii) the number of shares involved, (iii) the initial purchase price at which the shares were sold, (iv) any commissions paid or discounts or concessions allowed to such broker-dealer(s), (v) any discount, concession or commission allowed or reallowed or paid to any dealer, and (vi) any proposed selling price to the public.

        On July 27, 2009, we executed a registration rights agreement pursuant to which we granted certain registration rights to the selling stockholders and other participants in the exchange offers, and we filed the registration statement of which this prospectus forms a part in accordance with our obligations under the registration rights agreement. Under the registration rights agreement, we are obligated to use our reasonable best efforts to keep the registration statement of which this prospectus forms a part effective until the earlier of (i) the first anniversary of the effective date of such registration statement, (ii) the date that all of the shares of common stock registered pursuant to such registration statement are sold (a) in accordance with such registration statement, or (b) on the NYSE or other securities exchange on which the common stock is traded, pursuant to Rule 144 under the

Securities Act or (iii) when the common stock registered pursuant to such registration statement ceases to be outstanding.

        We will pay all expenses associated with the registration of the shares. The selling stockholders will pay underwriting discounts, commissions and transfer taxes, if any, relating to their sale or disposition of the shares. Under the registration rights agreement, we and the selling stockholders will each indemnify the others against certain liabilities, including certain liabilities under the Securities Act.

EXPERTS

        The financial statements, and the related financial statement schedule, incorporated in this prospectus by reference from the company's Annual Report on Form 10-K for the year ended December 31, 2009, and the effectiveness of Georgia Gulf Corporation's internal control over financial reporting have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their reports, which are incorporated herein by reference. Such financial statements and financial statement schedule have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

LEGAL MATTERS

        The validity of the common stock offered in this prospectus has been passed upon for us by Jones Day, Atlanta, Georgia.

WHERE YOU CAN FIND MORE INFORMATION

        We have filed with the SEC under the Securities Act a registration statement on Form S-3 of which this prospectus forms a part. This prospectus does not contain all of the information contained in the registration statement and its exhibits. We strongly encourage you to read carefully the registration statement and its exhibits.

        Any statement made in this prospectus concerning the contents of any contract, agreement or other document is only a summary of the actual contract, agreement or other document. If we have filed any contract, agreement or other document as an exhibit to the registration statement, you should read the exhibit for a more complete understanding of the document or matter involved.

        We file annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy any of this information at the SEC's Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800- SEC-0330 for information on the operation of the Public Reference Room. The SEC also maintains an Internet website that contains reports, proxy statements and other information regarding issuers, including us, who file electronically with the SEC. The address of that site is http://www.sec.gov. The information contained on the SEC's website is expressly not incorporated by reference into this prospectus.

        Our SEC filings are also available at the office of the NYSE. For further information on obtaining copies of our public filings at the NYSE, you should call (212) 656-5060.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

        We are incorporating certain documents by reference into this prospectus. This means that we are disclosing information to you by referring you to a document filed by us with the SEC. We will provide without charge to each person, including any beneficial owner, to whom this prospectus is delivered, upon written or oral request, a copy of any or all documents that are incorporated by reference into this prospectus, but not delivered with the prospectus, other than exhibits to such documents unless such exhibits are specifically incorporated by reference into the documents that this prospectus incorporates. Requests for those documents should be directed to Georgia Gulf Corporation,

115 Perimeter Center Place, Suite 460, Atlanta, Georgia 30346, Attention: Investor Relations, telephone: (770) 395-4524. In addition, each document incorporated by reference is readily accessible on our website at www.ggc.com.

        This prospectus incorporates by reference the following documents that have been filed with the SEC:

  •
  our annual report on Form 10-K for the year ended December 31, 2009, filed with the SEC on March 11, 2010;

  •
  our current reports on Form 8-K filed with the SEC on January 19, 2010; and

  •
  our registration statement on Form 8-A, declared effective by the SEC on May 15, 1990, as amended, and our registration statement on Form 8-A, filed with the SEC on December 13, 2000, as amended.

        We are also incorporating by reference additional documents we may file pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this prospectus and before the termination of the offering (other than current reports on Form 8-K insofar as they contain Regulation FD disclosure furnished under Item 7.01 of Form 8-K or other disclosures furnished under Item 2.02 of Form 8-K, unless otherwise indicated therein). This additional information is a part of this prospectus from the date of filing of any documents.

        Any statements made in this prospectus or in a document incorporated or deemed to be incorporated by reference in this prospectus will be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained in this prospectus or in any other subsequently filed document that is also incorporated or deemed to be incorporated by reference in this prospectus modifies or supersedes that statement. Any statement modified or superseded in this manner will not be deemed, except as modified or superseded, to constitute a part of this prospectus.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14.    Other Expenses of Issuance and Distribution

        The following table sets forth anticipated costs and expenses payable by us in connection with the sale of the shares of common stock offered hereby. All amounts are estimates except the SEC registration fee:

Expense	Dollar Amount
SEC registration fee	$50,444
Printing fees	$15,000
Legal fees and expenses	$50,000
Accounting fees and expenses	$13,000
Miscellaneous	$1,556

Total	$130,000

Item 15.    Indemnification of Directors and Officers

        Set forth below is a description of how our charter and bylaws and the Delaware General Corporation Law treat the indemnification of directors and officers. This description is intended as a summary only and is qualified in its entirety by reference to our charter, bylaws, and the Delaware General Corporation Law.

        Article XIII of our charter provides that to the fullest extent permitted by the Delaware General Corporation Law, a director of the Company will not be liable to the Company or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director's duty of loyalty to the Company or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the Delaware General Corporation Law, or (iv) for any transactions from which the director derived any improper personal benefit.

        Our bylaws (Article XIII) provide that the Company will indemnify any person who was or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the Company), by reason of the fact that he is or was a director or officer of the Company or is or was serving at the request of the Company as a director or officer of another corporation, partnership, joint venture, trust or other enterprise, against all expenses (including attorney's fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in a manner he reasonably believed to be in or not opposed to the best interests of the Company, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful.

        With respect to indemnification of officers and directors, Section 145 of the Delaware General Corporation Law provides that a corporation will have power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorney's fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. Under this provision of the Delaware General Corporation Law, the termination of any action, suit or proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent, will not, of itself, create a presumption that the person did not act in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had reasonable cause to believe that his conduct was unlawful.

        Furthermore, the Delaware General Corporation Law provides that a corporation will have power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorney's fees) actually and reasonably incurred by him in connection with the defense or settlement of such action or suit if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, except that no indemnification will be made in respect to any claim, issue or matter as to which such person will have been adjudged to be liable for negligence or misconduct in the performance of his duty to the corporation unless and only to the extent that the Court of Chancery or the court in which such action or suit was brought will determine upon application that, despite the adjudication of liability but in view of all circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such court will deem proper.

        Section 145(g) of the Delaware General Corporation Law provides that a corporation will have power to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against any liability asserted against him and incurred by him in any such capacity, or arising out of his status as such, whether or not the corporation would have the power to indemnify him against such liability under the provisions of Section 145.

        The Company maintains several directors and officers liability policies which, subject to the terms and exclusions of the policies, cover any claim or claims made during the period the policies are in force, against all persons who were, now are or will be duly elected directors or officers of the Company for any actual or alleged error or misstatement or misleading statement or act or omission or neglect or breach of duty by such persons insured while acting in their individual or collective capacities, on any matter, nor excluded by the terms and conditions of the policies, claimed against them solely by reason of their being directors or officers of the Company.

        On January 12, 2010, we entered into indemnification agreements (the "Indemnification Agreements") with each of our executive officers and directors (each an "Indemnitee"). The Indemnification Agreements provide that we will indemnify the Indemnitee, subject to certain provisions, to the fullest extent permitted or required by Delaware law and to any greater extent that Delaware law may permit in the future against any and all claims, demands, actions, suits or proceedings, whether civil, criminal, administrative, arbitrative, investigative or other, and whether made pursuant to federal, state or other law or inquiries or investigations, whether made, instituted or conducted by or in the right of the Company or any other person related to Indemnitee's actions or failure to act in his capacity as an officer or director of the Company and any and all expenses, damages, losses, liabilities, judgments, fines, penalties (whether civil, criminal or other) and amounts paid in settlement in connection with such claim, except for any claim initiated by the Indemnitee against us or any director or officer of the Company unless we have joined or consented to the initiation of such claim.

Item 16.    Exhibits

        All documents referenced below were filed pursuant to the Securities and Exchange Act of 1934 by Georgia Gulf Corporation ("Georgia Gulf'), file no. 1-09753, unless otherwise indicated.

Exhibit Number		Description
4.1		Certificate of Incorporation of Georgia Gulf Corporation, as amended (filed as Exhibit 3.1 to Georgia Gulf's current report on Form 8-K on July 31, 2009 and incorporated herein by reference).
4.2		Bylaws of Georgia Gulf Corporation (filed as Exhibit 99.1 to Georgia Gulf's Current Report on Form 8-K on May 23, 2005 and incorporated herein by reference).
4.3		Registration Rights Agreement, dated July 27, 2009, among Georgia Gulf and the parties identified on the signature pages thereto (filed as Exhibit 4.1 to Georgia Gulf's current report on Form 8-K on July 31, 2009 and incorporated herein by reference).
4.4		Amended and Restated Rights Agreement, dated as of December 5, 2000, between Georgia Gulf and EquiServe Trust Company, N.A. (filed as Exhibit 4.1 to Georgia Gulf's Form 8-A amendment on December 13, 2000 and incorporated herein by reference).
4.5		Amendment to Amended and Restated Rights Agreement, dated August 10, 2009, between Georgia Gulf and Computershare Trust Company, N.A, as successor rights agent (filed as Exhibit 4.1 to Georgia Gulf's current report on Form 8-K on August 14, 2009 and incorporated herein by reference).
5.1	**	Jones Day opinion regarding validity.
23.1	†	Consent of Deloitte & Touche LLP.
23.2		Consent of Jones Day (included in Exhibit 5.1).
24.1	**	Powers of Attorney (for Messrs. Carrico, Fleming, Thompson and Sales; included at signature page of Georgia Gulf's registration statement on Form S-1, filed September 8, 2009).
24.2	**	Powers of Attorney (for Messrs. DeNicola, Gervis, Noetzel and Weinstein; filed as Exhibit 24.2 to Georgia Gulf's Amendment No. 1 to Form S-1, filed September 25, 2009).
24.3	**	Power of Attorney (for Mr. Macadam; filed as Exhibit 24.3 to Georgia Gulf's Amendment No. 2 to Form S-1, filed October 7, 2009).

**
Previously filed.

†
Filed herewith.

Item 17.    Undertakings

  a.
  The undersigned registrant hereby undertakes:

  1.
  To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

  i.
  To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

  ii.
  To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement.

      iii.
      To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

      Provided, however, that:

      Paragraphs (i), (ii) and (iii) do not apply if the registration statement is on Form S-3 and the information required to be included in a post-effective amendment by those paragraphs is contained in reports filed with or furnished to the Commission by the registrant pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement, or is contained in a form of prospectus filed pursuant to Rule 424(b) (§ 230.424(b) of this chapter) that is part of the registration statement.

    2.
    That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

    3.
    To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

    4.
    That, for the purpose of determining liability under the Securities Act of 1933 to any purchaser, if the registrant is subject to Rule 430C, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness, provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

  b.
  The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at the time shall be deemed to be the initial bona fide offering thereof.

  c.
  Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the

    Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

SIGNATURES

        Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this amendment to the registration statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Atlanta, State of Georgia, on March 12, 2010.

GEORGIA GULF CORPORATION
By:	/s/ JOEL I. BEERMAN
Name:	Joel I. Beerman
Title:	Vice President, General Counsel and Secretary

        Pursuant to the requirements of the Securities Act of 1933, this amendment to the registration statement has been signed by the following persons in the capacities indicated, on March 12, 2010.

Name	Title

* Paul D. Carrico	President, Chief Executive Officer and Director (Principal Executive Officer)
* Gregory C. Thompson	Chief Financial Officer (Principal Financial and Accounting Officer)
* T. Kevin DeNicola	Director
* Patrick J. Fleming	Director
* Robert M. Gervis	Director
* Stephen E. Macadam	Director
* Mark L. Noetzel	Director

Name		Title

* Wayne C. Sales		Director
* David N. Weinstein		Director
*By:	/s/ JOEL I. BEERMAN
Joel I. Beerman
Attorney-in-Fact